Exhibit 99.2
Home Inns sets plan to enter midscale hotel segment with Yitel
Targeting 50 hotels in China within five years
Shanghai, November 10, 2010 — Home Inns & Hotels Management Inc. (NASDAQ: HMIN), a leading economy hotel chain in China, announced today that it has set plans to enter into the midscale hotel segment in China with 3 to 4 new hotels in 2011 under a second brand, Yitel, or in Chinese, and will target to reach 50 hotels in the next four to five years. This move represents a market expansion opportunity for the Company to capture the growing interest and demand for finer accommodations in China.
Home Inns has appointed its Chief Strategy Officer, Ms. May Wu, as the Chief Executive Officer of the Yitel brand to lead its development and expansion. Ms. Wu has been spearheading the research, concept development and business planning since her transition from the Chief Financial Officer of Home Inns in April 2010.
Home Inns began its initiative to enter into the midscale market in 2008, with one experimental property, the H Hotel, which opened in Shanghai at the end of 2008. In developing the Yitel concept, Home Inns conducted in-depth market and customer assessments, analyzed the H Hotel’s performance results, and collaborated with leading domestic and international design firms.
“After many months of dedicated work, we are ready to launch the Yitel brand with a definitive plan and comprehensive course of action,” commented Home Inns’ Chief Executive Officer, Mr. David Sun. “We are excited about this new market opportunity and growth prospect it represents, and we are confident of its success with our strong and proven team behind it,” continued Mr. Sun.
Home Inns believes that the midscale market provides an attractive branding and expansion opportunity, similar to what the Company saw in the economy segment several years ago. Home Inns sees this as a result of a growing number of the budget-conscious domestic business and leisure travelers becoming more affluent and willing to pay for higher standards of lodging products and services, as well as a welcoming option for star-rated hotel guests who are looking for value without compromising on comfort and style.
While Home Inns continues to expand its network under the existing brand, the Yitel brand of hotels will be another growth engine for the Company with meaningfully differentiated product lines and a distinct target customer base.

About Home Inns
Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.
Safe Harbor
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor do we purport it to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.
For investor and media inquiries, please contact:
Ethan Ruan
Home Inns & Hotels Management Inc.
Tel: +86-21-3401-9898 x2004
Email: zjruan@homeinns.com
Tom Evrard
FD Beijing
Tel: +86-10-8591-1951
Email: tom.evrard@fd.com